                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                            NPS PHARMACEUTICALS, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)





                         Common Stock, $0.001 par value
    ------------------------------------------------------------------------
                         (Title of Class of Securities)





                                    62936P103
    ------------------------------------------------------------------------
                                 (CUSIP Number)





       Kenneth J. Zuerblis                                     Copy to:
     Chief Financial Officer                            Kevin T. Collins, Esq.
   Enzon Pharmaceuticals, Inc.                           Dorsey & Whitney LLP
        685 Route 202/206                                   250 Park Avenue
  Bridgewater, New Jersey 08807                           New York, NY 10177
          (908) 541-8600                                    (212) 415-9200

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)





                                February 19, 2003
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 62936P103

1.       NAMES OF REPORTING PERSONS

         Enzon Pharmaceuticals, Inc.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         22-2372868

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) |_|
                  (b) |_|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                           OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                            |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.   SOLE VOTING POWER                                    -0-

         8.   SHARED VOTING POWER
                                                                   2,380,828
                                                                   (pursuant to
                                                                   the Voting
                                                                   Agreement
                                                                   dated as of
                                                                   February 19,
                                                                   2003 and
                                                                   incorporated
                                                                   by reference
                                                                   as Exhibit 2
                                                                   to this
                                                                   Schedule 13D)

         9.   SOLE DISPOSITIVE POWER                               -0-

         10.  SHARED DISPOSITIVE POWER                             -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                          2,380,828

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        6.6%

14.      TYPE OF REPORTING PERSON                                  CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute and admission by Enzon Pharmaceuticals, Inc. that it is the beneficial owner of any of the common stock of NPS Pharmaceuticals, Inc. referred to herein for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.       Security and Issuer.

              This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "NPS Common Stock"), of NPS Pharmaceuticals, Inc. ("NPS"). The address of the principal executive office of NPS is 420 Chipeta Way, Salt Lake City, Utah 84108-1256.

Item 2.       Identity and Background.

              (a) The name of the person filing this statement is Enzon Pharmaceuticals, Inc., a Delaware corporation ("Enzon").

              (b) The address of the principal executive office of Enzon is 685 Route 202/206, Bridgewater, New Jersey 08807. The business address of each of Enzon's directors and executive officers is c/o Enzon Pharmaceuticals, Inc., 685 Route 202/206, Bridgewater, New Jersey 08807.

              (c) Enzon is a biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutics to treat life-threatening diseases. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Enzon's directors and executive officers, as of the date hereof.

              (d) and (e) During the last five years neither Enzon, nor to Enzon's knowledge, any person named in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

              (f) Enzon is a Delaware corporation. The citizenship of each person named in Schedule A is set forth thereon.

Item 3.       Source and Amount of Funds or Other Consideration.

              NPS and Enzon entered into an Agreement and Plan of Reorganization dated as of February 19, 2003 (the "Merger Agreement"). Pursuant to the Merger Agreement, (i) a Delaware corporation ("NPS Merger Sub") will be merged with and into NPS, the separate corporate existence of NPS Merger Sub will thereupon cease and NPS will continue as the surviving corporation and a wholly owned subsidiary of Momentum Merger Corporation, a Delaware corporation ("Holdco") (the "NPS Merger"), (ii) Enzon will be merged with and into a Delaware Corporation ("Enzon Merger Sub"), the separate corporate existence of Enzon will thereupon cease and Enzon Merger Sub will continue as the surviving corporation and a wholly owned subsidiary of Holdco (the "Enzon Merger" and together with the NPS Merger, the "Mergers"), such that NPS and Enzon Merger Sub will each be a wholly owned subsidiary of Holdco and Holdco's name will be changed to a new name to be agreed upon by NPS and Enzon. Pursuant to the terms of the Merger Agreement, each issued and outstanding share of the common stock of Enzon ("Enzon Common Stock") not owned or held by Enzon or NPS will be exchanged for
0.7264 shares of the common stock of Holdco ("Holdco Common Stock"), and each issued and outstanding share of the common stock of NPS ("NPS Common Stock") not owned or held by Enzon or NPS will be exchanged for 1.0 share of Holdco Common Stock.

              In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Enzon entered into a voting agreement (the "Voting Agreement") dated as of February 19, 2003 with certain stockholders of NPS named therein (collectively, the "NPS Stockholders") whereby the NPS Stockholders agreed to vote all of the shares of NPS capital stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement, the NPS Merger and any other action required in furtherance thereof. Enzon did not pay additional consideration to any NPS Stockholder in connection with the execution and delivery of the Voting Agreement.

              References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.       Purpose of Transaction.

              (a) - (b) The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

              The Mergers are subject to customary closing conditions, including the adoption of the Merger Agreement by both Enzon's stockholders and NPS's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the declaration by the SEC of the effectiveness of the Registration Statement and the continued effectiveness of such Registration Statement, the receipt of any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

              Pursuant to the terms of the Voting Agreement, the NPS Stockholders have agreed, among other things, (i) to vote all of the shares of NPS capital stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement, the NPS Merger and any other action required in furtherance thereof, (ii) with certain exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares, unless the transferee party agrees to be bound by the Voting Agreement, and (iii) to appoint each of Arthur J. Higgins, Kenneth Zuerblis and Peter Cicala of Enzon as his or her lawful attorney and proxy in relation to certain matters related to the Mergers. Such proxy gives the above named attorneys and proxies the limited right to vote such shares of NPS capital stock in certain matters related to the Mergers. The Voting Agreement terminates upon the earlier to occur of the completion of the Mergers or the termination of the Merger Agreement (the "Expiration Date"). The name of each NPS Stockholder and the number of outstanding shares of NPS Common Stock beneficially owned by each NPS Stockholder and subject to the Voting Agreement are set forth on Schedule B attached hereto and is incorporated herein by reference.

              As lawful attorney and proxy of the NPS Stockholders, each of Arthur J. Higgins, Kenneth Zuerblis and Peter Cicala of Enzon are authorized and empowered at any time prior to the Expiration Date, to act as each of the NPS Stockholder's attorney and proxy to vote all of the shares of NPS capital stock owned by each NPS Stockholder, and to exercise all voting, consent and similar rights of each NPS Stockholder with respect to all of such shares of NPS capital stock (including, without limitation, the power to execute and deliver written consents) at every annual or special meeting of stockholders of NPS (and at every adjournment or postponement thereof), and in every written consent in lieu of such meeting: (a) in favor of the approval and adoption of the Merger Agreement and approval of the NPS Merger; (b) against the approval of any proposal that would result in a breach by NPS of the Merger Agreement; and (c) against any proposal made in opposition to, or in competition with, consummation of the Mergers (or either of them) and the other transactions contemplated by the Merger Agreement. Each of the attorneys and proxies named above may not exercise the proxy on any other matter except as provided in the Voting Agreement.

              Enzon does not have any right to dispose (or direct the disposition of) any shares of NPS capital stock pursuant to the Voting Agreement. Accordingly, Enzon expressly disclaims beneficial ownership of all such shares.

              (c) Not Applicable

              (d) Upon consummation of the Mergers as contemplated by the Merger Agreement, the officers and directors of NPS Merger Sub shall be the officers and directors of the surviving corporation of the NPS Merger.

              (e) Other than as a result of the Mergers described in Item 3 above, not applicable.

              (f) Not applicable.

              (g) Upon consummation of the Mergers as contemplated by the Merger Agreement, the Certificate of Incorporation and Bylaws of NPS Merger Sub will be the Certificate of Incorporation and Bylaws of the surviving corporation of the NPS Merger.

              (h) - (i) Upon consummation of the Mergers as contemplated by the Merger Agreement, each share of NPS Common Stock held by NPS will cease to be outstanding and shall be canceled. It is also expected that the shares of NPS Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

              (j) Other than as described above, Enzon currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Enzon reserves the right to develop such plans).

              References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear. Capitalized terms used in Item 4 but not otherwise defined herein have the respective meanings assigned to them in the Merger Agreement.

Item 5.       Interest in Securities of the Issuer.

              The information set forth or incorporated by reference in Items 2, 3 and 4 is incorporated herein by reference.

              (a) - (b) As a result of the Voting Agreement, Enzon may be deemed to be the beneficial owner of all 2,380,828 shares of NPS Common Stock disclosed in this Schedule 13D. To the knowledge of Enzon, such NPS Common Stock constitutes approximately 6.6% of the issued and outstanding shares of NPS Common Stock as of February 19, 2003.

              (c) Neither Enzon nor, to the knowledge of Enzon, any person named in Schedule A, has effected any transaction in NPS Common Stock during the past 60 days.

              (d) - (e) Not applicable.

              References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              As described in Items 3 and 4 above, as an inducement to Enzon to enter into the Merger Agreement, Enzon entered into the Voting Agreement with the NPS Stockholders whereby the NPS Stockholders agreed to vote all of the shares of NPS capital stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement, the NPS Merger and any other action required in furtherance thereof and appointed each of Arthur J. Higgins, Kenneth Zuerblis and Peter Cicala of Enzon as his or her lawful attorney and proxy in relation to certain matters related to the Mergers. Such proxy gives the attorneys and proxies named above the limited right to vote such shares of NPS capital stock in certain matters related to the Mergers. The NPS Stockholders and the number of shares of NPS Common Stock beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated herein by reference. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as
Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 7.       Material to be Filed as Exhibits.

              The following documents are filed as exhibits:

              1. Agreement and Plan of Reorganization, dated as of February 19, 2003, by and among NPS Pharmaceuticals, Inc., Enzon Pharmaceuticals, Inc., Momentum Merger Corporation, Newton Acquisition Corporation and Einstein Acquisition Corporation.

              2. Form of Voting Agreement, dated as of February 19, 2003 by and among Enzon Pharmaceuticals, Inc. and certain stockholders of NPS Pharmaceuticals, Inc.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2003
                                              ENZON PHARMACEUTICALS, INC.



                                              By:      /s/  Kenneth J. Zuerblis
                                                       -------------------------
                                              Name:    Kenneth J. Zuerblis
                                              Title:   Chief Financial Officer

                                   SCHEDULE A

         EXECUTIVE OFFICERS AND DIRECTORS OF ENZON PHARMACEUTICALS, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Enzon. Unless otherwise indicated below, each such person is a U.S. citizen, and the business address of each such person is 685 Route 202/206, Bridgewater, New Jersey 08807.

                               Board of Directors

            Name and Title                      Present Principal Occupation

Arthur J. Higgins,(1) Chairman of the Board  President, Chief Executive Officer
                                             and Chairman of the Board of Enzon

Dr. Rosina B. Dixon, Director                Self-employed consultant to the
                                             pharmaceutical industry, c/o 685
                                             Route 202/206, Bridgewater, New
                                             Jersey 08807

David S. Barlow, Director                    Chairman and Chief Executive
                                             Officer, Biostream, Inc., 160
                                             Second Street Cambridge,
                                             Massachusetts 02142

Rolf A. Classon,(2) Director                 Chairman, Executive Committee,
                                             Bayer Health Care

Dr. David W. Golde, Director                 Attending Physician,
                                             Sloan-Kettering Cancer Center, 1275
                                             York Avenue, New York, New York
                                             10021

Robert L. Parkinson, Jr., Director           Dean, Loyola University Chicago's
                                             School of Business Administration
                                             and its Graduate School of
                                             Business, 25 East Pearson, Chicago,
                                             Illinois 60611

                    Executive Officers Who Are Not Directors

                                                      Title and Present
                 Name                               Principal Occupation

Dr. Ulrich Grau(3)                           Chief Scientific Officer of Enzon

Kenneth J. Zuerblis                          Chief Financial Officer, Vice
                                             President, Finance, and Corporate
                                             Secretary of Enzon

----------
(1) Mr. Higgins is a Scottish citizen.

(2) Mr. Classon is a Swedish citizen.

(3) Dr. Grau is a German citizen.

                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                         WITH NPS PHARMACEUTICALS, INC.

         The following table sets forth the name of each NPS Stockholder that has entered into a Voting Agreement with Enzon in connection with the Merger Agreement, and the aggregate number of shares of NPS Common Stock beneficially owned by each such NPS Stockholder as of February 19, 2003.(1)


  NPS Stockholder Party to Voting Agreement            Shares Beneficially Owned
------------------------------------------------       -------------------------

Hunter Jackson, Ph.D............................               571,829 (2)

Thomas N. Parks, Ph.D...........................               328,241 (3)

Calvin Stiller, M.D.............................               265,499 (4)

Thomas B. Marriott, Ph.D........................               172,951 (5)

John R. Evans...................................               338,041 (6)

N. Patricia Freston, Ph.D.......................                81,818 (7)

Donald E. Kuhla, Ph.D...........................                58,060 (8)

Peter J. Tombros................................                35,960 (9)

Edward Rygiel...................................                36,124 (10)

Joseph Klein, III...............................                23,260 (11)

David L. Clark..................................                28,619 (12)

Santo J. Costa..................................                16,360 (13)

James G. Groninger..............................                 7,570 (14)

G. Thomas Heath.................................                10,200 (15)

James U. Jensen.................................                74,813 (16)

Allan L. Mueller, Ph.D..........................                50,516 (17)

Edward F. Nemeth, Ph.D..........................               280,967 (18)

----------
(1) Based solely on information provided by NPS, the number of shares of NPS Common Stock issued and outstanding on February 19, 2003 was 35,136,393 shares, which amount includes 323,320 exchangeable shares. The calculation of percentage ownership for each listed beneficial owner is based upon the number of shares of NPS Common Stock issued and outstanding at February 19, 2003, plus shares of NPS Common Stock subject to options held by such person at February 19, 2003 and exercisable within 60 days thereafter. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted.

(2) Based solely on information provided by NPS and includes 50,000 shares held in a charitable remainder unitrust of which Dr. Jackson is the Trustee, 50,000 shares held in a charitable remainder unitrust of which Dr. Jackson's spouse is the Trustee, 2 shares held by Dr. Jackson's children of which Dr. Jackson disclaims beneficial ownership. Also includes 371,600 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(3) Based solely on information provided by NPS and includes 25,000 shares held in a charitable remainder unitrust of which Dr. Parks is the Trustee and 25,000 shares held in a charitable remainder unitrust of which Dr. Parks' spouse is the Trustee, and 10,000 shares in a family trust, all of which Dr. Parks disclaims beneficial ownership. Also includes 28,560 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(4) Based solely on information provided by NPS and includes 240,443 shares of NPS Common Stock held by Canadian Medical Discoveries Fund, of which Dr. Stiller disclaims beneficial ownership. Also includes 20,856 of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(5) Based solely on information provided by NPS and includes 6,641 shares of NPS Common Stock held by Mr. Marriott's spouse of which Mr. Marriott disclaims beneficial ownership. Also includes 152,700 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(6) Based solely on information provided by NPS and includes 24,741 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(7) Based solely on information provided by NPS and includes 56,300 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(8) Based solely on information provided by NPS and includes 19,560 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(9) Based solely on information provided by NPS and includes 22,560 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exercisable within 60 days of February 19, 2003. Mr. Tombros also owns shares of Enzon Common Stock as follows: 94,550 shares directly; 30,600 shares in a family trust; and 57,500 shares subject to options which will expire on March 9, 2003, and are to be sold under a Rule 10b5-1 trading plan. Mr. Tombros also owns approximately 3,819 shares of Enzon Common Stock under a 401(k) plan, which is managed by Enzon.

(10) Based solely on information provided by NPS and includes 29,924 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(11) Based solely on information provided by NPS and includes 20,560 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(12) Based solely on information provided by NPS and includes 25,600 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(13) Based solely on information provided by NPS and includes 13,560 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(14) Based solely on information provided by NPS and includes 2,000 shares of NPS Common Stock owned by Mr. Groninger's spouse of which Mr. Groninger disclaims beneficial ownership. Also includes 3,720 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(15) Based solely on information provided by NPS and includes 9,500 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(16) Based solely on information provided by NPS and includes 2,000 shares held by a limited liability company of which Mr. Jensen disclaims beneficial ownership. Also includes 27,245 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(17) Based solely on information provided by NPS and includes 28,916 shares held by a family trust of which Dr. Mueller's spouse is the trustee and of which Dr. Mueller disclaims beneficial ownership. Also includes 21,600 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

(18) Based solely on information provided by NPS and includes 225,800 shares of NPS Common Stock issuable upon exercise of options to purchase NPS Common Stock which are exercisable or will become exerciseable within 60 days of February 19, 2003.

                                  EXHIBIT INDEX

Exhibit

1. Agreement and Plan of Reorganization, dated as of February 19, 2003, by and among NPS Pharmaceuticals, Inc., Enzon Pharmaceuticals, Inc., Momentum Merger Corporation, Newton Acquisition Corporation and Einstein Acquisition Corporation.

2. Form of Voting Agreement, dated as of February 19, 2003 by and among Enzon Pharmaceuticals, Inc. and certain stockholders of NPS Pharmaceuticals, Inc.